
May 18, 2023

Jim Mintern
Chief Financial Officer
CRH Public Limited Company
Stonemason's Way
Rathfarnham
Dublin 16, Ireland

> **Re: CRH Public Limited Company**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed March 10, 2023**
> **File No. 001-32846**

Dear Jim Mintern:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Financial Statements
Consolidated Income Statement, page 176

1.   We note from page 259 that you have revenue from services representing approximately 19% of your revenues in 2022. Please revise your income statement in future filings to separately report revenue from services in accordance with Items 18(a) and Item 17(b) of Form 20-F and Article 5-03(b)(1)(d) of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing